UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 12, 2022

MVB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

West Virginia	001-38314	20-0034461
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

301 Virginia Avenue, Fairmont, West Virginia	26554-2777
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (304) 363-4800

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	MVBF	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§ 240.12b–2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On August 12, 2022, MVB Financial Corp. (“MVB”) issued a press release announcing the execution of an Agreement and Plan of Merger and Reorganization, dated as of 12, 2022, by and between MVB and Integrated Financial Holdings, Inc. (“IFHI”), pursuant to which, upon the terms and subject to the conditions set forth therein, MVB and IFHI will merge, with MVB continuing as the surviving entity. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

In addition, MVB is providing supplemental information regarding the proposed transaction in the form of an investor presentation. A copy of the investor presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press Release of MVB Financial Corp., dated August 12, 2022.

99.2	Investor Presentation of MVB Financial Corp. and Integrated Financial Holdings, Inc., dated August 12, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed herewith include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to MVB’s and IFHI’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected costs of the transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; MVB and IFHI do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of MVB and IFHI. Such statements are based upon the current beliefs and expectations of the management of MVB and IFHI and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between MVB and IFHI; the outcome of any legal proceedings that may be instituted against MVB or IFHI; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of MVB and IFHI to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of MVB; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where MVB and IFHI do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate IFHI’s operations and those of MVB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; IFHI’s and MVB’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by MVB’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of IFHI and MVB to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of IFHI and MVB; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic and the effects of inflation on IFHI, MVB and the proposed transaction; the impact of changing interest rates on IFHI and MVB; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of MVB’s Annual Report on Form 10-K for the year ended December 31, 2021, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of MVB’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, and in other reports MVB files with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, MVB will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of MVB and IFHI, which also constitutes a prospectus of MVB, that will be sent to IFHI’s and MVB’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF IFHI AND MVB AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER

RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFHI, MVB AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed by MVB with the SEC containing information about IFHI and MVB, without charge, at the SEC’s website (http://www.sec.gov). In addition, copies of documents filed with the SEC by MVB will be made available free of charge in the “Investor Relations” section of MVB’s website, https://www.mvbbanking.com, under the heading “SEC Filings;” and investors may obtain free copies of the joint proxy statement/prospectus (when available) by contacting Integrated Financial Holdings, Inc., Attn: Eric J. Bergevin, 8450 Falls of Neuse Road, Suite 202, Raleigh, NC 27615, telephone: (252) 482-4400.

Participants in Solicitation

IFHI, MVB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding MVB’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 7, 2022, and certain other documents filed by MVB with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

MVB FINANCIAL CORP.

Date: August 12, 2022	By:	/s/ Donald T. Robinson
Donald T. Robinson
President and Chief Financial Officer

Exhibit 99.1

N E W S R E L E A S E	MEDIA CONTACT Amy Baker VP, Corporate Communications and Marketing MVB Bank abaker@mvbbanking.com (844) 682-2265 INVESTOR RELATIONS Marcie Lipscomb mlipscomb@mvbbanking.com (844) 682-2265

MVB Financial Corp. Announces Merger with Integrated

Financial Holdings

Synergy Fuels Government Guaranteed Lending Growth Vehicle

(FAIRMONT, W.Va.) August 12, 2022 – MVB Financial Corp. (“MVB,” “MVB Financial”) (Nasdaq: MVBF), the holding company for MVB Bank, Inc. (“MVB Bank”), announced today that it has entered into a definitive merger agreement pursuant to which MVB will acquire Integrated Financial Holdings, Inc. (“IFH”) (OTCQX: IFHI) in an all-stock transaction. The strategic combination is expected to accelerate a fast track growth vehicle for MVB by expanding its government guaranteed lending business, including SBA and USDA originations and servicing.

IFH is headquartered in Raleigh, N.C., and is the parent company of five wholly owned subsidiaries, including West Town Bank & Trust (“WTBT”) and Windsor Advantage, LLC (“Windsor”). WTBT had approximately $435 million in total assets, $326 million in loans and $334 million in deposits as of June 30, 2022. Since 2018, WTBT’s Government Guaranteed Lending Team has originated more than $1 billion in loans. Windsor is a leading national lending service provider, offering financial institutions a comprehensive outsourced SBA and USDA lending platform, servicing approximately $2.1 billion in loans.

Under the terms of the merger agreement, IFH shareholders will receive 1.21 shares of MVB common stock for each share of IFH common stock. Based on the closing price of MVB stock of $34.54 on August 11, 2022, the implied per share purchase price is $41.79, with an aggregate transaction value of approximately $98.0 million.

The transaction is expected to be immediately accretive to tangible book value per share at closing and approximately 15% accretive to earnings per share in 2023. MVB also expects tangible common equity to tangible assets and all regulatory capital ratios to increase pro forma for the transaction.

“MVB continues to focus on key growth initiatives as part of our MVB-F1: Success Loves Speed Strategic Plan. Even in wet track market conditions, MVB continues to be opportunistic and look for deals that make sense to our business model. This acquisition accelerates both our SBA and Strategic Lending Partnerships growth vehicles to the benefit of our clients and shareholders. Both strong companies on our own, together we become a national leader in government guaranteed lending, specifically SBA and USDA lending,” said Larry F. Mazza, CEO, MVB Financial. “We believe we have an excellent cultural fit and outstanding additions of talent with Eric Bergevin, Riddick Skinner and Mike Breckheimer joining Team MVB.”

Upon closing of the transaction, IFH President and CEO Eric Bergevin will join MVB’s Executive Leadership Team as a direct report to CEO Larry F. Mazza. Riddick Skinner, EVP, Government Lending for IFH, and Michael Breckheimer, EVP, Corporate Strategy for IFH, will report to Bergevin.

“We are excited to embark on this strategic alliance with MVB to create what we believe will be an industry-leading juggernaut in government guaranteed lending,” Bergevin said. “The merger represents two organizations with shared entrepreneurial-minded philosophies around the idea of synergy.”

The transaction with IFH has been unanimously approved by both IFH’s and MVB’s boards of directors and is expected to be completed in the first quarter of 2023, subject to approval of both companies’ shareholders, regulatory approvals and the satisfaction of other customary closing conditions.

Stephens, Inc. served as financial advisor and Squire Patton Boggs (US) LLP served as legal advisor to MVB. Raymond James & Associates, Inc. served as financial advisor and Wyrick Robbins Yates & Ponton LLP served as legal advisor to IFH.

A slide presentation relating to the transaction can be accessed under the investor relations section of MVB’s website at https://mvbbanking.com/. In addition, the presentation is included as an exhibit to the Form 8-K filed with the Securities and Exchange Commission announcing the transaction.

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About MVB Financial Corp.

MVB Financial Corp., the holding company of MVB Bank, Inc., is publicly traded on The Nasdaq Capital Market® under the ticker “MVBF.” Nasdaq is a leading global provider of trading, clearing, exchange technology, listing, information and public company services. Through its subsidiary, MVB Bank, Inc., and the Bank’s subsidiaries, the Company provides financial services to individuals and corporate clients in the Mid-Atlantic region and beyond. For more information about MVB, please visit http://ir.mvbbanking.com.

Forward-Looking Statements

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to MVB’s and IFH’s beliefs, goals, intentions, and expectations regarding the proposed transaction, pro forma financial results, future operations, and capital ratios, among other matters; our estimates of future costs and benefits of the actions we may take; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; MVB and IFH do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of MVB and IFH. Such statements are based upon the current beliefs and expectations of the management of MVB and IFH and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between MVB and IFH; the outcome of any legal proceedings that may be instituted against MVB or IFH; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of MVB and IFH to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of MVB; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where MVB and IFH do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate IFH’s operations and those of MVB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; IFH’s and MVB’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by MVB’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of IFH and MVB to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of IFH and MVB; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic and the effects of inflation on IFH, MVB and the proposed transaction; the impact of changing interest rates on IFH and MVB; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of MVB’s Annual Report on Form 10-K for the year ended December 31, 2021, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of MVB’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, and in other reports MVB files with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, MVB will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of MVB and IFH, which also constitutes a prospectus of MVB, that will be sent to IFH’s and MVB’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF IFH AND MVB AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFH, MVB AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed by MVB with the SEC containing information about IFH and MVB, without charge, at the SEC’s website (http://www.sec.gov). In addition, copies of documents filed with the SEC by MVB will be made available free of charge in the “Investor Relations” section of MVB’s website, https://www.mvbbanking.com, under the heading “SEC Filings;” and investors may obtain free copies of the joint proxy statement/prospectus (when available) by contacting IFH, 8450 Falls of Neuse Road, Suite 202, Raleigh, NC 27615, telephone: (252) 482-4400.

Participants in Solicitation

IFH, MVB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding MVB’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 7, 2022, and certain other documents filed by MVB with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Exhibit 99.2

Forward-Looking Statements

This presentation includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to MVB's and IFHI's beliefs, goals, intentions, and expectations regarding the proposed transaction, pro forma financial results, future operations, and capital ratios, among other matters; our estimates of future costs and benefits of the actions we may take; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "should," "will," and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; MVB and IFHI do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of MVB and IFHI. Such statements are based upon the current beliefs and expectations of the management of MVB and IFHI and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between MVB and IFHI; the outcome of any legal proceedings against MVB or IFHI; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of MVB and IFHI to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of MVB; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where MVB and IFHI do business; certain restrictions during the pendency of the proposed transaction that may impact the parties' ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate IFHI's operations and those of MVB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; IFHI's and MVB's success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by MVB's issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of IFHI and MVB to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of IFHI and MVB; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic and the effects of inflation on IFHI, MVB and the proposed transaction; the impact of changing interest rates on IFHI and MVB; and the other factors discussed in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of MVB's Annual Report on Form 10-K for the year ended December 31, 2021, in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of MVB's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, and in other reports MVB files with the U.S. Securities and Exchange Commission (the "SEC").

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Non-GAAP Financial Measures and Additional Information

Non-GAAP Financial Measures

In addition to results presented in accordance with GAAP, this presentation contains certain non-GAAP financial measures. MVB believes that providing certain non-GAAP financial measures provides investors with information useful in understanding performance trends and financial position. MVB uses these measures for internal planning and forecasting purposes. MVB and its securities analysts, investors and other interested parties, also use these measures to review peer company operating performance. MVB believes that this presentation and discussion, together with the accompanying reconciliations, provides an understanding of factors and trends affecting MVB's businesses and allows investors to view performance in a manner similar to management. These non-GAAP measures should not be considered a substitute for GAAP basis measures and results, and investors are strongly encouraged to review the consolidated financial statements in their entirety and not to rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names. Reconciliations of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures are provided in the Appendix to this presentation.

MVB uses certain non-GAAP financial measures, such as tangible book value per share and tangible common equity to tangible assets, to provide information useful to investors in understanding MVB's operating performance and trends and to facilitate comparisons with the performance of its peers. The non-GAAP financial measures used may differ from the non-GAAP financial measures other financial institutions use to measure their results of operations. Reconciliations of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures are provided in the Appendix to this presentation.

Unaudited Prospective Financial Information

MVB and IFHI do not, as a matter of course, publicly disclose forecasts or internal projections of their future financial performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, certain expected financial results and operational metrics for the current period and certain future periods in regular earnings press releases and other investor materials. However, MVB is including in this communication certain unaudited prospective information that was made available in the course of due diligence and utilized in the fairness opinion rendered by its financial advisor. Neither MVB nor IFHI endorses the prospective financial information as necessarily predictive of future results.

Additional Information and Where to Find It

In connection with the proposed transaction, MVB will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of MVB and IFHI, which also constitutes a prospectus of MVB, that will be sent to IFHI's and MVB's shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF IFHI AND MVB AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFHI, MVB AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed by MVB with the SEC containing information about IFHI and MVB, without charge, at the SEC's website (http://www.sec.gov). In addition, copies of documents filed with the SEC by MVB will be made available free of charge in the "Investor Relations" section of MVB's website, https://www.mvbbanking.com, under the heading "SEC Filings;" and investors may obtain free copies of the joint proxy statement/prospectus (when available) by contacting IFHI, 8450 Falls of Neuse Road, Suite 202, Raleigh, NC 27615, telephone: (252) 482-4400.

Participants in Solicitation

IFHI, MVB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding MVB's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 7, 2022, and certain other documents filed by MVB with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

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HQ: Raleigh, NC • More than $1 billion in SBA / USDA originations since 2018 • Leading provider of SBA and USDA lending solutions to banks and credit unions nationwide • Deep experience across a number of verticals within USDA and SBA • National reach with loans originated in more than 40 states • Loan servicing portfolio of approximately $2.1 billion • Technology enabled loan processing solution for government guaranteed loans less than $350k • $2.5+ billion in SBA and USDA loans processed since 2010 • Commercial Account Services providing cash management solutions for small business clients • Nearly 75 employees with deep experience and knowledge in loan servicing • Limited brick & mortar with one full-service banking office in Chicago, IL 5 5

§ § § § § § § § § § § § (1) Based on MVB’s closing stock price of $34.54 on 8/11/2022. (2) Price-to-Adjusted TBV per share of 1.42x; Adjusted TBV defined as 6/30/2022 tangible book value per share adjusted for $7.4 million in after-tax charges related to certain litigation expected to be resolved prior to closing. (3) Adjusted Pay-to-Trade ratio of 83%. 66

Accelerates MVB’s F-1 Strategy to Close in on Targeted Revenue Growth § $50 million in revenue earned by IFHI for the 12 months ending 6/30/2022 § Originated more than $1 billion in GGL loans since 2018 § Will leverage best-in-class capabilities across verticals to scale GGL business and deliver superior performance Adds Talent and Infrastructure to Fuel Government Guaranteed Lending Growth Vehicle § Windsor Advantage currently services approximately $2.1 billion in loans, generating approximately $17 million in revenue for the 12 months ending 6/30/2022 § ~$60 million of loans held-for-sale as of 6/30/2022 and robust GGL origination pipeline expected to drive near-term revenue growth Strong Cultural and Operational Alignment § Committed management team focused on long-term performance with entrepreneurial spirit § Branch light model with $400mm+ assets designed to support continued operating leverage and limit expense drag § Numerous overlapping backend and IT systems provide efficiencies and realization of cost saves Compelling Financial Impact § Accretive to tangible book value per share (1) § Accretive to earnings per share § Accretive to all capital ratios to support future growth § Robust internal rate of return (IRR) and return on invested capital (ROIC) (1) Based on consensus estimates for MVB and assumes cost savings of 30% of IFHI's projected noninterest expense with 75% phased-in for 2023 and 100% thereafter. 77

Highly Attractive Transaction Economics

		MVB / iFH	Recent Bank M&A Deal Median	
			Southeast[1]	Nationwide[2]
Disciplined Pricing	Price / TBV	1.28x	1.54x	1.46x
	Price / Adjusted TBV[3]	1.42x	--	--
	Pay-to-Trade[4]	75%	102%	100%
	Adjusted Pay-to-Trade[4]	83%	--	--
	Price / LTM EPS	10.2x	15.4x	15.6x
Strong Pro Forma Economics	2023 EPS Accretion / (Dilution)[5]	15%	10%	15%
	TBV Accretion / (Dilution)	0.4%	(0.5%)	(3.3%)
	TBV Earnback (years)	Accretive	2.0	2.2
	Pro Forma TCE / TA	9.3%	--	--

Source: Company documents, S&P Global Market Intelligence. Note: Transaction data as of deal announcement date.
(1) Criteria based on southeast bank and thrift transactions since 1/1/2021, where target assets were between $200 million and $800 million, excluding merger of equals, where deal value was disclosed.
(2) Criteria based on nationwide bank and thrift transactions since 1/1/2021, where target assets were between $200 million and $800 million, excluding merger of equals, where deal value was disclosed.
(3) Adjusted TBV defined as 6/30/2022 tangible book value per share adjusted for $7.4 million in after-tax charges related to certain litigation expected to be resolved prior to closing.
(4) Pay-to-Trade multiple defined as transaction Price/TBV divided by MVB P/TBV.
(5) Based on consensus estimates for MVB and assumes cost savings of 30% of IFHI's projected noninterest expense with 75% phased-in for 2023.

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Source: Company documents, S&P Global Market Intelligence. Note: Financials based on 6/30/2022 bank holding company data. (1) See pages 18-19 for non-GAAP reconciliations. (2) Includes ~$60 million in held-for-sale loans. (3) Pro forma totals exclude purchase accounting adjustments. (4) Pro forma projected TCE/TA at closing including purchase accounting adjustments. 99

(1) § Approximately $98.0 million aggregate deal value or $41.79 per common share § 100% stock consideration with a fixed exchange ratio of 1.21x shares of MVB common stock for each outstanding common share of IFHI (2) § Outstanding stock options to be rolled into economically equivalent MVB stock options (3) § IFHI shareholders will own approximately 17.9% of MVB pro forma shares § 30% cost savings (75% realized in 2023 and 100% thereafter) § $10.5 million pre-tax / $8.0 million after-tax deal charges § 2.1% estimated core deposit intangible (amortized over 10 years using SOYD methodology) § $5.5 million or 1.7% pre-tax gross credit mark on total loans – $3.9 million or 70% non-PCD credit mark, recorded as contra-loan discount (accreted over 4 years) and recorded as CECL Day One provision – $1.6 million pre-tax mark on PCD loans, recorded as ALLL § $2.5 million pre-tax interest rate mark on loan portfolio accreted over 7 years § Net $1.4 million of other rate and fair value purchase accounting marks represent a positive impact to equity at closing § Approximately 0.4% accretive to tangible book value per share § Approximately 15% EPS accretion for 2023 calculated based on consensus estimates § Positive impact to capital ratios § 30%+ IRR and 20%+ ROIC § Targeted close in Q1 2023 § Requires customary regulatory approvals and approval of MVB’s and IFHI’s shareholders § Transaction includes voting agreements and lock-up period for certain IFHI insiders Note: PCD = Purchase Credit Deteriorated, SOYD = Sum of Years Digits. (1) Based on MVBF’s closing stock price of $34.54 on 8/11/2022. (2) Represents 179,001 outstanding stock options with weighted average strike price of $19.05. (3) Pro forma for the estimated impact of MVB’s pending investment in Warp Speed Holdings, LLC. 10 10

Seasoned and Committed Management Team



Eric J. Bergevin

IFHI President & CEO

- President & CEO of West Town Bank & Trust and its holding company Integrated Financial Holdings, Inc.
- Member of the North Carolina State Banking Commission
- Member of the Board of Directors at Dogwood State Bank
- 25+ years of experience in the industry including roles as CEO of Sound Bank, President & CEO of New Vision Mortgage, President of Anova Financial Corporation, and SVP & COO of OBA Bank
- Mr. Bergevin earned his Bachelor's and Master's in business from The University of Alabama



A. Riddick Skinner

IFHI EVP, Government Lending

- Joined West Town Bank & Trust in 2011
- Leads the Bank's Government Guaranteed Lending division and is responsible for all SBA and USDA front-end loan production
- Mr. Skinner's primary niche has been within the solar electric power generation space through USDA's Rural Energy of America Program (REAP)
- 20+ years of experience in the banking industry
- Mr. Skinner is a graduate of North Carolina State University



Michael J. Breckheimer

IFHI EVP, Corporate Strategy

- Mr. Breckheimer serves as EVP at Integrated Financial Holdings, Inc. and West Town Bank & Trust
- Previously served as President and CEO of Windsor Advantage, LLC
- Previously worked at KPMG as a Senior Management Consultant working with diversified financial firms
- Mr. Breckheimer began his career with PNC Capital Markets and graduated with honors from Miami University of Ohio with degrees in Finance and Accounting



Steven E. Crouse

IFHI EVP, Chief Financial Officer

- Joined the IFHI family in 2019 with nearly 30 years of banking experience
- Prior to joining IFHI, Mr. Crouse was the Chief Financial Officer at Paragon Bank (now Towne Bank) and Chief Accounting Officer at Capital Bank Financial Corporation
- Serves as an Executive Board Member and past Director of Finance for the Boy Scouts of America
- Mr. Crouse graduated from North Carolina State University with a degree in Accounting

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Dollars in Millions 2019 2020 2021 2022YTD Balance Sheet ($M) Total Assets $314 $389 $453 $435 Total Gross Loans 236 285 288 326 Total Deposits 220 301 348 334 Common Equity 68 77 89 93 (1) Tangible Common Equity 47 57 69 73 Profitability ($M) Net Interest Income $13.6 $14.5 $16.3 $10.4 Noninterest Income 17.2 33.5 41.1 17.1 Total Revenue 30.8 48.0 57.5 27.4 Pre-Tax Income 7.5 10.2 13.0 6.8 Profitability Metrics: ROAA 2.72% 2.50% 2.98% 2.29 % ROAE 14.7 12.3 15.3 11.1 Cost of Funds 1.59 1.26 0.77 0.64 Net Interest Margin 4.82 4.76 4.31 5.60 Noninterest Income / Revenue 56.0 69.8 71.6 62.2 Asset Quality (2) 4.01% 2.79% 1.65% 1.07 % NPAs / Assets Reserves / Loans Held for Investment 1.72 1.99 2.14 2.39 NCOs / Avg Loans 0.40 1.22 0.55 (0.11) Capital Ratios (1) TCE / TA (Consolidated) 16.0% 15.3% 15.7% 17.6 % Tier 1 Leverage Ratio (Bank Level) 12.7 10.1 11.5 12.2 Tier 1 Capital Ratio (Bank Level) 15.0 12.0 15.9 15.5 Total Risk Based Capital Ratio (Bank Level) 16.2 13.3 17.2 16.8 Source: Company documents, S&P Global Market Intelligence. Note: 2022YTD period represents financial data for the six months ending 6/30/2022. (1) See page 18 for a non-GAAP reconciliation. (2) NPAs / Assets excludes restructured loans from nonperforming assets. 12 12

Assets & Loans Net Interest Income & Noninterest Income (Dollars in Millions) (Dollars in Millions) Assets Loans Held-for-Investment Loans Held-for-Sale Net Interest Income Noninterest Income $41.1 $453 $435 $33.5 $389 $326 $314 $288 $285 $236 $17.2 $17.1 $16.3 $14.5 $13.6 $10.4 2019 2020 2021 2022YTD 2019 2020 2021 2022YTD 2019 2020 2021 2022YTD Total Revenue Noninterest Income / Revenue (%) (Dollars in Millions) 71.6% $57.5 69.8% 62.2% $48.0 56.0% $30.8 $27.4 2019 2020 2021 2022YTD 2019 2020 2021 2022YTD Source: Company documents, S&P Global Market Intelligence. Note: 2022YTD period represents financial data for the six months ending 6/30/2022. 13 13

Gross Loans Total Deposits Consumer, Home Equity & Construction & Land Other 4.6% Noninterest- 1.6% Jumbo Time Residential Deposits bearing Mortgage Deposits 23.2% 10.7% 25.7% Owner- Occupied CRE 23.4% C & I 56.4% Retail Time IB Demand, Nonowner- Savings & Occupied CRE Deposits MMDA 2.2% 30.2% Multifamily 20.9% 1.1% Credit Metrics Deposit Highlights ü ü § Source: Company documents, S&P Global Market Intelligence. Note: Bank-level data as of 6/30/2022. (1) NPAs / Assets excludes restructured loans from nonperforming assets. (2) For the twelve months ended 6/30/2022. 14 14

Comprehensive Due Diligence

Comprehensive Due Diligence

Credit	Risk Management	Finance and Accounting	Funding	Human Resources
Legal	Regulatory	Compliance	IT	

Credit Review

- ~33% of Total Loans
- ~80% of Watch List Loans
- ~35% of SBA Loans
- ~50% of Top 25 Relationships
- ~50% of Solar Relationships

Collaborated Effort

✓ **Coordinated by and between key executives from MVB and IFHI, including external third party consultants, legal counsel and financial advisors**

✓ **Oversight and governance provided by MVB's Senior Management, Executive Steering Committee and Board of Directors**

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(Dollars in thousands except per share data) As of the Quarter Ended June 30, 2022 Total Assets $ 435,488 Less: Intangible Assets (19,175) Tangible Assets $ 4 16,313 (A) Common Equity $ 92,543 Less: Intangible Assets (19,175) Tangible Common Equity $ 7 3,368 (B) Tangible Common Equity / Tangible Assets 17.6% (B) / (A) As of the Quarter Ended June 30, 2022 Total Stockholder's Equity $ 92,543 Less: Intangible assets (19,175) Tangible Book Value $ 7 3,368 (A) Common Shares Outstanding (000's) 2,249 (B) Tangible Book Value Per Share $ 3 2.62 (A) / (B) 18 18

(Dollars in thousands except per share data) As of the Quarter Ended June 30, 2022 Total Assets $ 2,984,428 Less: Intangible Assets (5,969) Tangible Assets $ 2,978,459 (A) Common Equity $ 2 52,300 Less: Intangible Assets (5,969) Tangible Common Equity $ 2 46,331 (B) Tangible Common Equity / Tangible Assets 8.3% (B) / (A) As of the Quarter Ended June 30, 2022 Total Stockholder's Equity $ 252,300 Less: Intangible assets (5,969) Tangible Book Value $ 2 46,331 (A) Common Shares Outstanding (000's) 1 2,229 (B) Tangible Book Value Per Share $ 2 0.14 (A) / (B) 19 19